Addendum to
Services Agreement

This Addendum to the Services Agreement is entered into and effective as of April 22, 2013 by and between Vigilant Compliance, LLC (“Vigilant”), with an address at Brandywine Two, 5 Christy Drive, Suite 209, Chadds Ford, Pennsylvania 19317, and MainGate Trust (the “Trust”), with an address at 6075 Poplar Avenue, Suite 702, Memphis, Tennessee 38119.

WHEREAS, the Trust entered into a Services Agreement with Vigilant dated as of January 5, 2011 (the “Agreement”) that provided for Salvatore Faia, Founder and President of Vigilant, to serve as the Trust’s Chief Compliance Officer (“CCO”) and the Trust’s Board of Trustees (the “Board”) subsequently approved the appointment of Salvatore Faia as CCO of the Trust on January 11, 2011;

WHEREAS, at a Board meeting held on April 22, 2013, the Board of Trustees appointed Gerard Scarpati, Compliance Director of Vigilant, to serve as the Trust’s CCO pursuant to Rule 38a-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and also appointed Salvatore Faia to serve as the Trust’s Assistant CCO pursuant to the terms of the Services Agreement; and

WHEREAS, Gerard Scarpati and Salvatore Faia accepted these positions and have served as CCO and as Assistant CCO, respectively, since their appointment by the Board, and the parties desire to adopt this Addendum to the Service Agreement to reflect their appointment.

NOW THEREFORE, in consideration of the mutual covenants and promises set forth herein, and good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.	Section 1(a) of the Agreement is hereby deleted in its entirety and replaced with the following:

Vigilant shall provide Gerard Scarpati to serve as CCO of the Trust to assist the Trust in meeting its compliance obligations pursuant to Rule 38a-1 under the 1940 Act.  Salvatore Faia shall serve as Assistant CCO of the Trust and assist Gerard Scarpati in performing his duties as the Trust’s CCO.

2.	Section 2 of the Agreement is hereby deleted in its entirety and replaced with the following:

Representations.

Vigilant represents that (1) Gerard Scarpati has the experience, qualifications and expertise necessary to serve as CCO of the Trust; (2) Salvatore Faia has the experience, qualifications and expertise necessary to serve as Assistant CCO of the Trust; and (3) each Director supplied by Vigilant to serve as CCO, including the CCO serving for the Trust, is qualified to serve as CCO.

3.	The second-to-last paragraph of Section 4 of the Agreement is hereby deleted in its entirety and replaced with the following:

SEC response time will be separately billed on an hourly basis for additional time at a rate of $250.00 per hour, after the first ten (10) hours of billable time (ten hours of SEC response time will be included as a part of the above fee). “SEC response time” includes the time spent by the CCO and Assistant CCO in responding to SEC examinations, audits, inquiries, and other non-routine SEC response matters, but is not deemed to include the CCO’s or Assistant CCO’s review of SEC comments to draft registration statements filed by the Trust.

4.	Section 5 of the Agreement is hereby deleted in its entirety and replaced with the following:

Insurance Coverage. Gerard Scarpati and Salvatore Faia each will be covered by the Trust’s Errors and Omissions and/or Officers and Directors insurance as officers of the Trust, which insurance shall be at the same levels and upon the same terms of coverage as the coverage for the Trust’s other officers.

5.	Section 6 of the Agreement is hereby deleted in its entirety and replaced with the following:

Liability; Indemnification. The Trust shall indemnify and hold harmless Gerard Scarpati and Salvatore Faia as officers of the Trust.  Except as it relates to Gerard Scarpati or Salvatore Faia, for whom insurance coverage and indemnity is set forth above, the Trust shall indemnify and hold harmless Vigilant, its employees, agents, other than Gerard Scarpati or Salvatore Faia, (collectively “VCS”) from all claims, liabilities, attorneys’ fees, judgments, expenses and charges (collectively “Losses”) resulting from the provision of services by VCS to the Trust unless such loss results from VCS’s negligence.  Vigilant, its employees and agents (as to Gerard Scarpati and Salvatore Faia, subject to the insurance coverage and indemnity set forth above) shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the performance of this Agreement, except a loss resulting from VCS’ own violation of federal securities laws, negligence, wilful misfeasance or fraud.  In no event shall any party be liable for special, consequential, exemplary or punitive damages.  The liability of Gerard Scarpati, Salvatore Faia and Vigilant to the Trust shall in no event exceed $60,000.00 (or two year’s CCO fees, whichever is higher) per occurrence, regardless of the claim or legal theory set forth by any party.

6.	Section 10 of the Agreement is hereby deleted in its entirety and replaced with the following:

Consultations with Counsel. Gerard Scarpati and Salvatore Faia shall be permitted to consult the Trust’s legal counsel, at the expense of the Trust, relating to Trust matters should such consultation become necessary. Gerard Scarpati and Salvatore Faia will first consult legal counsel to the Trust in such circumstances, and, if necessary, after prior notice to the Trust, may consult other legal counsel at the cost of the Trust.

7.	The last sentence of Section 14 of the Agreement is hereby deleted in its entirety and replaced with the following:

Vigilant grants to the Trust the non-exclusive, worldwide, irrevocable, royalty-free right under such Intellectual Property to use, reproduce, display, modify and/or create derivative works of all materials created or used by Vigilant, Gerard Scarpati and/or Salvatore Faia in the performance of this Agreement (“Work Product”) and provide such Work Product to others as required by the Trust’s business under relevant laws and regulations including the 1940 Act.

8.	Section 20 of the Agreement is hereby deleted in its entirety and replaced with the following:

Non-exclusivity. This Agreement is not exclusive and the Trust recognizes that Vigilant, Gerard Scarpati and Salvatore Faia may provide similar services to other persons or entities.

9.	Ratification and Confirmation of Agreement. Except as specifically set forth herein, the Services Agreement is hereby ratified and confirmed in all respects and shall remain in full force and effect.

10.	Counterparts. This Addendum may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11.	Defined Terms. Any capitalized word not otherwise defined in this Addendum shall have the meaning given to such word in the Services Agreement.

12.
Modification and Governing Law.  This Addendum may not be modified except by a writing signed by authorized representatives of the parties to this Addendum.  This Addendum shall be governed by and construed and interpreted in accordance with the laws of the State of Delaware.

IN WITNESS WHEREOF, the parties have executed this Addendum to the Agreement effective as of the date first above written.

Vigilant Compliance, LLC By: /s/Salvatore Faia Salvatore Faia, President	MainGate Trust By: /s/ Geoffrey Mavar Geoffrey Mavar, Treasurer & CFO